FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

October 17, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on October 17, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

ITEM 5.

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its news release dated September 3, 2013 (the “Release”) announcing an updated inferred mineral resource estimate on the Company’s Waterberg Project located in a newly discovered extension of the Northern Limb of the Bushveld Complex of South Africa, it has today filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. supporting the disclosure of the updated inferred mineral resource estimate. The technical report is consistent in all material respects with the inferred mineral resource estimates announced in the Release. A copy of the report can be found at www.sedar.com and on the Company’s website. The Company controls an effective 49.9% interest in the Waterberg deposit in a joint venture with JOGMEC, the Japanese State Company and a private empowerment partner holding the balance.

ITEM 6.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its news release dated September 3, 2013 (the “Release”) announcing an updated inferred mineral resource estimate on the Company’s Waterberg Project located in a newly discovered extension of the Northern Limb of the Bushveld Complex of South Africa, it has today filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. supporting the disclosure of the updated inferred mineral resource estimate. The technical report is consistent in all material respects with the inferred mineral resource estimates announced in the Release. A copy of the report can be found at www.sedar.com and on the Company’s website. The Company controls an effective 49.9% interest in the Waterberg deposit in a joint venture with JOGMEC, the Japanese State Company and a private empowerment partner holding the balance.

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On strike with the Waterberg deposit, exploration with 7 drill rigs continues, targeting the potential extension of the Bushveld Complex by drilling holes spaced 1 kilometer or more apart over approximately 20 kilometers. The Company holds an effective 87% interest in the extension prospecting permits.

R. Michael Jones, P.Eng., the Company’s Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the information contained in this news release.

About Platinum Group Metals Ltd.

In addition to its exploration at Waterberg, Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward- looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable

ITEM 7.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 8.	OMITTED INFORMATION

N/A

ITEM 9.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 10.	DATE OF REPORT

October 17, 2013

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